                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934



                            FIRST BANK SYSTEM, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock, $1.25 par value
                         -----------------------------
                         (Title of Class of Securities)


                                   319279105
                   ----------------------------------------
                                 (CUSIP Number)
                                 --------------


                            William J. Bogaard, Esq.
                  Executive Vice President and General Counsel
                            First Interstate Bancorp
                             633 West Fifth Street
                         Los Angeles, California  90071
                                 (213) 614-3001
                   ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Fred B. White, III, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

                               November 5, 1995
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with this statement:
[ X ]

CUSIP No.  319279105
          ------------------------

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                            First Interstate Bancorp
                      I.R.S. Identification No. 95-1418530

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a)____
                                    (b)____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                               State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.   SOLE VOTING POWER
                                  25,829,983*

8.   SHARED VOTING POWER

                                       0

9.   SOLE DISPOSITIVE POWER

                                  25,829,983*

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  25,829,983*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       X
                                     -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.6 %

14.  TYPE OF REPORTING PERSON

                                       CO



------------------
* Beneficial ownership of 25,829,983 shares of First Bank System, Inc.'s Common Stock reported hereunder is being reported solely as a result of the option granted pursuant to the Stock Option Agreement described in Item 4 hereof. However, First Interstate Bancorp expressly disclaims any beneficial ownership of the 25,829,983 shares of FBS Common Stock which are obtainable by First Interstate upon exercise of the option, because the option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $1.25 per share (the "FBS Common Stock"), of First Bank System, Inc., a Delaware corporation ("FBS"). The principal executive offices of FBS are located at 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c) and (f) This statement is being filed by First Interstate Bancorp, a Delaware corporation, ("First Interstate"). The principal executive offices of First Interstate are located at 633 West Fifth Street, Los Angeles, California 90071.

          The principal business of First Interstate is to provide, through its banking subsidiaries, comprehensive corporate, commercial and individual banking services, as well as other banking-related financial services and products.

          Information as to each of the executive officers and directors of First Interstate is set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

          (d) During the last five years, neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), First Interstate will have the right, upon the occurrence of certain specified events, to purchase up to 25,829,983 shares of FBS Common Stock from FBS at $50.875 per share. If First Interstate purchases FBS

Common Stock pursuant to the Stock Option Agreement, First Interstate intends to finance such purchase from cash on hand and from dividends from First
Interstate subsidiaries.

Item 4.   Purpose of Transaction.
          ----------------------

          On November 5, 1995, First Interstate, FBS and Eleven Acquisition Corp. ("FBS Sub"), a wholly owned subsidiary of FBS, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing, among other things, for the merger (the "Merger") of FBS Sub with and into First Interstate, with First Interstate surviving the Merger. Upon consummation of the Merger, FBS will change its name to "First Interstate Bancorp".

          Pursuant to the Merger Agreement, each share of the common stock, par value $2.00 per share (the "FI Common Stock"), of First Interstate outstanding immediately prior to the Merger (excluding shares of FI Common Stock held by First Interstate as treasury stock and shares held by any of its subsidiaries or by FBS or any of its subsidiaries, but including shares of First Interstate Common Stock (i) held directly or indirectly by FBS or First Interstate or any of their respective subsidiaries in a fiduciary capacity that are beneficially owned by third parties and (ii) held by FBS or First Interstate or any of their respective subsidiaries in respect of a debt previously contracted) will be
converted into 2.60 shares of FBS Common Stock.   No fractional shares of FBS
Common Stock will be issued in the Merger, and First Interstate's stockholders who otherwise would be entitled to receive a fractional share of FBS Common Stock will receive a cash payment in lieu thereof. In addition, pursuant to the Merger Agreement, each share of the 9.875% preferred stock, Series F, and each share of the 9.0% preferred stock, Series G (collectively, the "FI Preferred Stock"), of First Interstate outstanding immediately prior to the Merger shall be converted into one share of 9.875% preferred stock or 9.0% preferred stock, respectively, of FBS (the "New Preferred Stock"), with substantially the same terms as the corresponding series of the FI Preferred Stock, except that the New Preferred Stock will have such voting rights as are necessary to ensure that the Merger constitutes a tax-free reorganization.

          Consummation of the Merger is subject to certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of the FI Common Stock,

(ii) approval of (x) the issuance of shares of FBS Common Stock in the Merger by the affirmative vote of the holders of a majority of the votes cast at a meeting of holders of FBS Common Stock at which a quorum is present and (y) an amendment to the FBS Certificate of Incorporation to increase the number of authorized shares of FBS Common Stock and Preferred Stock to 500,000,000 and 15,000,000, respectively, and to change the name of FBS to "First Interstate Bancorp," by the affirmative vote of holders of a majority of the outstanding shares of FBS Common Stock (collectively, the "FBS Vote Matters"), and (iii) the receipt of all required regulatory approvals without the imposition of a condition or restriction which the Board of Directors of either FBS or First Interstate reasonably determines in good faith will have or would reasonably be expected to have a Material Adverse Effect (as such term is defined in the Merger Agreement) on the combined company and its subsidiaries taken as a whole.

          At the effective time of the Merger (the "Effective Time"), the total number of persons serving on the Board of Directors of FBS shall be twenty, ten of whom shall be selected solely by and at the absolute discretion of the Board of Directors of FBS from among persons who are serving on such Board prior to the Effec-tive Time, and ten of whom shall be selected solely by and at the absolute discretion of the Board of Directors of First Interstate from among persons who are serving on such Board prior to the Effective Time. At the Effective Time, John F. Grundhofer, Chairman of the Board and Chief Executive Officer of FBS, will remain Chairman of the Board and Chief Executive Officer of the combined company, and William E.B. Siart, Chairman of the Board and Chief Executive Officer of First Interstate, will become President and Chief Operating Officer of the combined company.

          The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          As a condition to the execution and delivery of the Merger Agreement, on November 5, 1995, First Interstate and FBS entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as
Exhibit 2 and is incorporated herein by reference, pursuant to which FBS granted First Interstate an option (the "Option") to purchase up to 25,829,983 authorized but unissued shares of FBS Common Stock for $50.875 per share. The Option will become exercisable in whole or in part at any time prior to its expiration, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) has occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined). Also as a condition to the execution and delivery of the Merger Agreement, on November 5, 1995, First Interstate and FBS entered into a Stock Option Agreement (the "Reciprocal Stock Option Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, pursuant to which First Interstate granted FBS an option to purchase shares of FI Common Stock (the "Reciprocal Option"). The terms of the Reciprocal Stock Option Agreement are substantially the same as those contained in the Stock Option Agreement.

          For purposes of the Stock Option Agreement, the term "Initial Triggering Event" means: (i) FBS or any of its subsidiaries, without First Interstate's prior written consent, shall have entered into an agreement with any person (other than First Interstate or any of its subsidiaries) to engage in, or the Board of Directors of FBS shall have recommended that its shareholders approve (x) a merger, consolidation or similar transaction in-volving FBS or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of FBS (other than mergers, consolidations or similar transactions involving solely FBS and/or one or more of its subsidiaries and other than a merger or consolidation as to which the common shareholders of FBS immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation immediately following consummation thereof), (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of FBS or any of its Significant Subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of FBS or any of its Significant Subsidiaries; (ii) any person other than First Interstate or any of its subsidiaries shall have acquired beneficial ownership of 10% or more of the outstanding shares of FBS common stock; (iii) the shareholders of FBS shall have voted and failed to approve the FBS Vote Matters at a meeting held for that purpose, or such meeting has not been held in violation of the Merger Agreement or has been cancelled prior to termination of the Merger Agree-ment and, prior to (x) such meeting or (y) if such meeting has not been held or has been cancelled, such termination, it was publicly announced that any person (other than First Interstate or any of its subsidiaries) shall have made a proposal to engage in any transaction described in clause (i) above, (iv) the FBS Board of Directors shall have withdrawn or modified its recommendation that the shareholders of FBS approve the FBS Vote Matters, or FBS or any of its subsidiaries, without First Interstate's prior written consent, shall have authorized, recommended or proposed an agreement to engage in any transaction described in clause (i) above with any person other than First Interstate or any of its subsidiaries; (v) any person other than First Interstate or any of its subsidiaries shall have made a proposal to FBS or its shareholders to engage in any transaction described in clause (i) above and such proposal has been publicly announced; (vi) any person other than First Interstate or any of its subsidiaries shall have filed with the SEC a registration statement with respect to a potential exchange offer that would constitute any of the transactions described in clause (i) above (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issu-ance of shares to be offered in such an exchange offer); (vii) FBS shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in any transaction described in clause (i) above, and following such breach First Interstate would be entitled to terminate the Merger Agreement; or (viii) any person other than First Interstate or any of its subsidiaries, other than in connection with a transaction to which First Interstate shall have given its prior written consent, has filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in any transaction described in clause (i) above.

          The term "Subsequent Triggering Event" means (i) the acquisition by any person (other than First Interstate or any of its subsidiaries) of beneficial ownership of 20% or more of the then outstanding FBS Common Stock; or
(ii) the occurrence of the Initial Triggering Event described in clause (i) of the immediately preceding paragraph above, except that the percentage referred to in clause (z) thereof is 20%.

          The term "Exercise Termination Event" means any of the following: (i) the Effective Time of the Merger;

(ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; (iii) the passage of 18 months after termination of the Merger Agreement if such termination is concurrent with or follows the occurrence of an Initial Triggering Event; (iv) the date on which the shareholders of First Interstate shall have voted and failed to adopt and approve the Merger Agreement and the Merger (unless (A) FBS is then in material breach of its covenants or agreements contained in the Merger Agreement or (B) on or prior to such date, the shareholders of FBS shall have also voted and failed to approve the FBS Vote Matters); or (v) the date on which the Reciprocal Option shall have become exercisable in accordance with its terms. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when First Interstate is in breach of any of its covenants or agreements contained in the Merger Agreement such that FBS shall be entitled (without regard to any grace period provided therein) to terminate the Merger Agreement pursuant to
Section 8.1(d) thereof, and the Stock Option Agreement shall automatically terminate upon the termination of the Merger Agreement by FBS pursuant to
Section 8.1(d) thereof as a
result of the breach by First Interstate of its covenants or agreements contained therein.

          Notwithstanding any other provisions of the Stock Option Agreement, the Total Profit (as hereinafter defined) which First Interstate may realize from the Option may not exceed $100 million and, if the Total Profit otherwise would exceed such amount, First Interstate, at its sole election, shall (a) reduce the number of shares of FBS Common Stock subject to the Option, (b) deliver to FBS for cancellation shares of FBS Common Stock previously purchased by First Interstate through exercise of the Option ("Option Shares"), (c) pay cash to FBS or (d) any combination thereof, such that First Interstate's Total Profit will not exceed $100 million after taking into account such actions. For these purposes, the term "Total Profit" means the aggregate amount (before taxes) of (i) the amount received by First Interstate pursuant to FBS's repurchase of the Option (or any portion thereof) in accordance with the terms of the Stock Option Agreement, (ii) (x) the amount received by First Interstate pursuant to FBS's repurchase of Option Shares in accordance with the terms of the Stock Option Agreement, less (y) First Interstate's purchase price for such Option Shares, (iii) (x) the net cash amounts re-ceived by First Interstate pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) First Interstate's purchase price of such Option Shares, and (iv) any amounts received by First Interstate on the transfer of the Option (or any portion thereof) to any unaffiliated party.

          As a further condition to the execution and delivery of the Merger Agreement, First Interstate and FBS executed reciprocal transaction termination fee letter agreements, each dated as of November 5, 1995 (collectively, the "Fee Letters"), copies of which are attached hereto as Exhibit 4 and Exhibit 5. Pursuant to the Fee Letters, First Interstate and FBS each agreed to pay the other party, subject to certain conditions, a cash fee of $25 million in the event certain initial triggering events (as described therein) occur prior to or concurrently with the termination of the Merger Agreement. Pursuant to the Fee Letters, First Interstate and FBS each also agreed, subject to certain conditions, to pay the other party a $75 million cash fee if certain subsequent events (as described therein) occur within 18 months following the termination of the Merger Agreement.

          The foregoing summary of the Stock Option Agreement, the Reciprocal Stock Option Agreement and the Fee Letters does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, each of which is attached hereto as an Exhibit.

          Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, First Interstate may be deemed to have sole voting and dispositive power with respect to the FBS Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 25,829,983 shares of FBS Common Stock, or approximately 16.6% of the FBS Common Stock outstanding on October 31, 1995, assuming exercise of the Option. However, First

Interstate expressly disclaims any beneficial ownership of the 25,829,983 shares of FBS Common Stock which are obtainable by First Interstate upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

          Neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, owns any FBS Common Stock.

          (c) Neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the FBS Common Stock during the past 60 days.

          (d) So long as First Interstate has not purchased the FBS Common Stock subject to the Option, First Interstate does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the FBS Common Stock.

          (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------

          The Merger Agreement contains certain customary restrictions on the conduct of the business of FBS pending the Merger, including certain customary restrictions relating to the FBS Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither First Interstate nor, to the best of First Interstate's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of FBS, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
          --------------------------------
          Exhibit 1-- Agreement and Plan of Merger, dated as of November 5, 1995 by and among First Interstate Bancorp, First Bank System, Inc. and Eleven Acquisition Corp.

          Exhibit 2-- Stock Option Agreement, dated as of November 5, 1995 between First Interstate Bancorp, as grantee, and First Bank System, Inc., as issuer

          Exhibit 3-- Stock Option Agreement, dated as of November 5, 1995 between First Bank System, Inc., as grantee, and First Interstate Bancorp, as issuer

          Exhibit 4-- Letter Agreement, dated as of November 5, 1995 between First Interstate Bancorp and First Bank System, Inc.

          Exhibit 5-- Letter Agreement, dated as of November 5, 1995 between First Bank System, Inc. and First Interstate Bancorp

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 15, 1995

                           FIRST INTERSTATE BANCORP



                           By /s/  William J. Bogaard
                              ----------------------------------
                              William J. Bogaard
                              Executive Vice President and
                                General Counsel

                                   SCHEDULE I
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF FIRST INTERSTATE BANCORP


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Interstate Bancorp ("First Interstate") is set forth below. If no business address is given, the director's or officer's address is First Interstate Bancorp, 633 West Fifth Street, Los Angeles, California 90071. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with First Interstate.



                           Present Principal Occupation
Name                       or Employment and Address
----                       ----------------------------

David S. Belles            Executive Vice President & Controller

William J. Bogaard         Executive Vice President &
                           General Counsel

John E. Bryson             Director
                           Chairman and Chief Executive Officer
                           SCEcorp and Southern
                           California Edison Company
                           2244 Walnut Grove Avenue
                           Rosemead, California  91770

Edward M. Carson           Director
                           Former Chairman and Chief Executive Officer
                           First Interstate Bancorp

Dr. Jewell Plummer Cobb    Director
                           President Emerita
                           California State University,
                           Fullerton, Trustee Professor,
                           California State University
                           5151 State University Dr.
                           Los Angeles, California  90032

Theodore F. Craver, Jr.    Executive Vice President and
                           Treasurer

James J. Curran            Chief Executive Officer --
                           Northwest Region
                           First Interstate Bancorp
                           1300 S.W. Fifth Street
                           Portland, Oregon  97201

Ralph P. Davidson          Director
                           Retired

Linnet F. Deily            Chief Executive Officer --
                           Texas Region
                           First Interstate Bancorp
                           1000 Louisiana
                           Houston, Texas  77002

Myran DuBain               Director
                           Retired
                           Bay Isle Financial Group
                           180 Montgomery Street,
                           Suite 1240
                           San Francisco, California  94104

Daniel R. Eitingon         Executive Vice President
                           Technology Banking
                           First Interstate Bancorp
                           7501 East McCormick Parkway
                           Scottsdale, Arizona  85258

Don C. Frisbee             Director
                           Chairman Emeritus
                           PacifiCorp
                           1500 S.W. First Avenue
                           Portland, Oregon  97201

Gary S. Gertz              Executive Vice President and

                           General Auditor
                           First Interstate Bancorp
                           707 Wilshire Boulevard
                           Los Angeles, California  90017

Lilian R. Gorman           Executive Vice President,
                           Human Resources

Robert E. Greene           Executive Vice President and
                           Chief Credit Officer



George M. Keller           Director
                           Former Chairman and Chief Executive Officer
                           Chevron Corporation
                           555 Market Street, Suite 1429
                           San Francisco, California  94105

Thomas L. Lee              Director
                           Chairman and Chief Executive
                           Officer
                           The Newhall Land and Farming Company
                           23823 Valencia Boulevard
                           Valencia, California  91355

John S. Lewis              Chief Executive Officer -Southwest Region
                           First Interstate Bancorp
                           100 West Washington
                           Phoenix, Arizona  85003

Harold M. Messmor, Jr.     Director
                           Chairman, President and Chief Executive Officer
                           Robert Half International, Inc.
                           2884 Sand Hill Road
                           Menlo Park, California  94025

Dr. William F. Miller      Director
                           Professor of Public and
                           Private Management
                           Stanford University
                           Littlefield Center, GSB 317
                           Stanford, California 94305
                           President Emeritus
                           SRI International

William S. Randall         Director
                           President

Dr. Steven B. Sample       Director
                           President
                           University of Southern
                           California
                           University Park, ADM 110
                           Los Angeles, California  90089

Steven L. Scheid           Executive Vice President,
                           Financial Planning & Analysis
                           First Interstate Bancorp
                           7501 East McCormick Parkway
                           Scottsdale, Arizona  85258

Forrest N. Shumway         Director
                           Retired
                           9171 Towne Centre Drive,
                           Suite 410
                           San Diego, California  92122

William E.B. Siart         Chairman of the Board
                           Chief Executive Officer

Richard J. Stegemeier      Director
                           Chairman Emeritus
                           Unocal Corporation
                           376 S. Valencia Avenue
                           Brea, California  92621

Richard W. Tappey          Executive Vice President
                           Administration
                           First Interstate Bancorp
                           707 Wilshire Boulevard
                           Los Angeles, California  90017

Daniel M. Tellep           Director
                           Chairman and Chief Executive Officer
                           Lockheed Martin Corporation
                           6801 Rockledge Drive
                           Bethesda, Maryland  20817

Bruce G. Willison          Vice Chairman and Chief
                           Executive Officer
                           California Region
                           First Interstate Bancorp
                           707 Wilshire Boulevard
                           Los Angeles, California  90017

David K. Wilson            Executive Vice President,
                           Senior Credit Review Manager

                               INDEX TO EXHIBITS


Exhibit
Number    Exhibit                                                     Page
-------   -------                                                     ----

  1 Agreement and Plan of Merger, dated as of November 5, 1995 by and among First Interstate Bancorp, First Bank System, Inc. and Eleven Acquisition Corp.

  2 Stock Option Agreement, dated as of November 5, 1995 by and between First Interstate Bancorp, as grantee, and First Bank System, Inc., as issuer.

  3 Stock Option Agreement, dated as of November 5, 1995 between First Bank System, Inc., as grantee, and First Interstate Bancorp, as issuer.

  4 Letter Agreement, dated as of November 5, 1995 between First Interstate Bancorp and First Bank System, Inc.

  5 Letter Agreement, dated as of November 5, 1995 between First Bank System, Inc. and First Interstate Bancorp